March 31, 2025

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Eaton Vance Floating Rate Portfolio/MA (File No. 811-09987); Eaton Vance Floating-Rate Income Trust (File No. 811-25174); Eaton Vance Mutual Funds Trust (File No. 811-04015); Eaton Vance Series Fund, Inc. (File No. 811-22714); Eaton Vance Series Trust II (File No. 811-02258); Emerging Markets Local Income Portfolio (File No. 811-22048); Global Macro Absolute Return Advantage Portfolio (File No. 811-22424); Global Macro Capital Opportunities Portfolio (File No. 811-22896); Global Macro Portfolio (File No. 811-08342); Global Opportunities Portfolio (File No. 811-22350); Tax Managed Small Cap Portfolio (File No. 811-10065); Tax-Managed International Equity Portfolio (File No. 811-10389); Tax-Managed Multi-Cap Growth Portfolio (File No. 811-09837); and Tax-Managed Value Portfolio (File No. 811-10387) (each, a “Registrant”)

Dear Mr. Ellington,

This letter is in response to the comments you provided telephonically to Lisa Henry of Ropes & Gray LLP on March 3, 2025 with respect to the Forms N-CSR and Forms N-CEN filed by the series of the Registrants listed on Appendix A attached hereto (each, a “Fund” and collectively, the “Funds”) for the fiscal periods ended May 31, 2024, July 31, 2024, and October 31, 2024. The comments and Registrants’ responses thereto are set forth below. Changes referenced in responses below will be incorporated into Forms N-CSR and Forms N-CEN and other applicable regulatory filings going forward, as noted below.

Comments and Responses

1.	Comment: In the footnotes to the schedule of investments for Funds that identify level 3 securities, please disclose that the value was determined using significant unobservable inputs as required by Article 12-12 footnote 9 of Regulation S-X.

Response: The footnote to the schedule of investments that identifies Level 3 securities also includes a reference to the Fair Value Measurements Note to the Financial Statements, which includes a description of the inputs for Level 1, Level 2 and Level 3 securities. Each Registrant believes that this disclosure meets the requirements of Article 12-12 footnote 9 of Regulation S-X.

2.	Comment: Several Funds include a footnote to the schedule of investments that states, “the stated interest rate represents the weighted average interest rate at [period end] of contracts within the senior loan facility.” In future financial statements, please include additional information about the various rates rather than including only a weighted average rate. For additional guidance, refer to the AICPA Expert Panel Meeting Minutes dated February 20, 2018.

Response: For Funds with multiple contracts within the senior loan facility for which a weighted average interest rate at period-end has been presented, the Registrants will replace the weighted average interest rate with the range of interest rates in effect at period-end, with appropriate disclosure of the related index and spread associated with such range.

3.	Comment: Eaton Vance Global Income Builder Fund and Eaton Vance Global Equity Income Fund disclosed material tax reclaims receivables as of the most recent fiscal year end. Please explain to which country or countries these receivables relate and how the Funds monitor the collectability of those receivables.

Response: For the fiscal year ended October 31, 2024, the tax reclaims receivables reflected in Eaton Vance Global Income Builder Fund’s Statement of Assets and Liabilities represent withholding tax reclaims primarily from France, Germany and Switzerland. For the fiscal year ended October 31, 2024, the tax reclaims receivables reflected in Eaton Vance Global Equity Income Fund’s Statement of Assets and Liabilities represent withholding tax reclaims primarily from Germany and Switzerland. Each Fund’s custodian, State Street Bank and Trust Company (the “Custodian”), files the statutory reclaims as directed by each Fund’s administrator, Eaton Vance Management (the “Administrator”). The Administrator reviews open reclaims with the Custodian’s tax reclaim specialists no less frequently than monthly to ensure that all relevant documentation has been filed and that the reclaims are in process.

4.	Comment: With respect to Eaton Vance Floating-Rate Income Trust, please include disclosure responsive to Items 4(i) and 4(j) in all future Form N-CSR filings, even if those items are not applicable to the Registrant.

Response: Items 4(i) and 4(j) were inadvertently omitted from the Form N-CSR filing for Eaton Vance Floating-Rate Income Trust, although not applicable. The Registrant will add the requested disclosure in future filings.

5.	Comment: Please confirm that Eaton Vance Emerging Markets Debt Opportunities Fund has complied with the shareholder notice requirements regarding its return of capital per Section 19(a) of the Investment Company Act of 1940. Please refer to IM-DCFO 2019-02 Dear CFO letter dated November 22, 2019.

Response: The Registrant confirms that Eaton Vance Emerging Markets Debt Opportunities Fund complied with the shareholder notice requirements regarding its return of capital per Section 19(a) of the Investment Company Act of 1940.

6.	Comment: In the Form N-CEN filed on January 14, 2025, Eaton Vance Floating Rate Portfolio reports sharing a line of credit with the International (Cayman Islands) Floating Rate Income Portfolio, but does not include the Fund’s SEC file number in Item C.20.a.iv. Please explain or revise going forward.

Response: The Registrant notes that the International (Cayman Islands) Floating Rate Income Portfolio does not have an SEC file number and, accordingly, none was included in Item C.20.a.iv of Form N-CEN.

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If you have any questions or comments concerning the foregoing, please contact the undersigned at 617-951-7780.

Very truly yours,

/s/ Lisa Henry

cc: Sarah Clinton, Ropes & Gray LLP

Stephanie Rosander, Eaton Vance Management

Appendix A

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-09987	Eaton Vance Floating Rate Portfolio/MA	S000005230	Eaton Vance Floating Rate Portfolio	10/31/2024
811-21574	Eaton Vance Floating-Rate Income Trust	N/A	Eaton Vance Floating-Rate Income Trust	5/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000047244	Eaton Vance Emerging and Frontier Countries Equity Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000017968	Eaton Vance Emerging Markets Local Income Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005287	Eaton Vance Floating-Rate & High Income Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000019373	Eaton Vance Floating-Rate Advantage Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005286	Eaton Vance Floating-Rate Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005291	Eaton Vance Global Equity Income Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000008473	Eaton Vance Global Income Builder Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000029759	Eaton Vance Global Macro Absolute Return Advantage Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000017966	Eaton Vance Global Macro Absolute Return Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000017967	Eaton Vance Global Sovereign Opportunities Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005288	Eaton Vance Government Opportunities Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005289	Eaton Vance High Income Opportunities Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000033949	Eaton Vance Multi-Asset Credit Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005290	Eaton Vance Short Duration Government Income Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000042789	Eaton Vance Short Duration High Income Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005301	Eaton Vance Strategic Income Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005292	Eaton Vance Tax-Managed Equity Asset Allocation Fund	10/31/2024

811-04015	Eaton Vance Mutual Funds Trust	S000005281	Eaton Vance Tax-Managed Multi-Cap Growth Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005283	Eaton Vance Tax-Managed Small-Cap Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005285	Eaton Vance Tax-Managed Value Fund	10/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005279	Parametric Tax-Managed International Equity Fund	10/31/2024
811-22714	Eaton Vance Series Fund, Inc	S000038184	Eaton Vance Emerging Markets Debt Opportunities Fund	7/31/2024
811-02258	Eaton Vance Series Trust II	S000004984	Eaton Vance Income Fund of Boston	10/31/2024
811-22048	Emerging Markets Local Income Portfolio	S000017994	Emerging Markets Local Income Portfolio	10/31/2024
811-22424	Global Macro Absolute Return Advantage Portfolio	S000029761	Global Macro Absolute Return Advantage Portfolio	10/31/2024
811-22896	Global Macro Capital Opportunities Portfolio	S000043509	Global Macro Capital Opportunities Portfolio	10/31/2024
811-08342	Global Macro Portfolio	S000005247	Global Macro Portfolio	10/31/2024
811-22350	Global Opportunities Portfolio	S000027417	Global Opportunities Portfolio	10/31/2024
811-10065	Tax-Managed Small-Cap Portfolio	S000005252	Tax Managed Small Cap Portfolio	10/31/2024
811-10389	Tax-Managed International Equity Portfolio	S000005249	Tax-Managed International Equity Portfolio	10/31/2024
811-09837	Tax-Managed Multi-Cap Growth Portfolio	S000005251	Tax Managed Multi Cap Growth Portfolio	10/31/2024
811-10387	Tax-Managed Value Portfolio	S000005253	Tax-Managed Value Portfolio	10/31/2024